Energy and Power Solutions, Inc.
150 Paularino Ave., Suite A120
Costa Mesa, CA 92626

December 29, 2010

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	Energy and Power Solutions, Inc.
File No. 333-165794
Application for Withdrawal on Form RW pursuant to Rule 477 of the
Securities Act of 1933 of the Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Energy and Power Solutions, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-165794) as filed with the Commission on March 31, 2010, and amended on May 10, 2010, together with all exhibits thereto (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

December 29, 2010

If you have any questions regarding the foregoing application for withdrawal, please contact the Company’s counsel, Stephanie Brecher, Esq. of Sheppard Mullin Richter & Hampton, LLP, at (714) 513-5100.

Sincerely, Energy and Power Solutions, Inc.
By:	/s/ Jay B. Zoellner
Jay B. Zoellner
President and CEO